                           Morgan Stanley Series Funds
                                522 Fifth Avenue
                               New York, NY 10036

September 19, 2007

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel

Re:      MORGAN STANLEY SERIES FUNDS
         FILE NUMBERS 811-22075 AND 333-143505

Dear Mr. Greene:

         Thank you for your oral comments on September 5, 2007 in reference to our response letter dated August 16, 2007 which was in response to your comment letter dated July 3, 2007 regarding the registration statement on Form N-1A for the Morgan Stanley Series Funds, relating to the Morgan Stanley U.S.
Quantitative Large Cap Fund (formerly, Morgan Stanley U.S. Quantitative Large
Cap Core Fund) and the Morgan Stanley International Quantitative Fund (each a
"Fund" and, together, the "Funds"), filed with the Securities and Exchange
Commission on June 5, 2007. Below, we describe the changes made to the registration statement in response to your comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund's registration statement.

PROSPECTUS
----------

COMMENT 1.        (FORMERLY COMMENT 2.) AMEND THE DEFINITION OF A U.S. ISSUER
                  INCLUDED IN THE SECTION "PRINCIPAL INVESTMENT STRATEGIES" TO
                  INDICATE THAT THE FIRST CRITERIA (I.E., ITS PRINCIPAL
                  TRADING MARKET (I.E., A U.S. STOCK EXCHANGE OR OVER-THE-
                  COUNTER MARKETS) IS IN THE UNITED STATES) MUST BE SATISFIED
                  ALONG WITH ONE OF THE REMAINING TWO PRONGS.

                    Response 1. We respectfully acknowledge your comment,
                    however, we believe that the definition of a U.S. issuer as disclosed in the prospectus is adequate and not misleading to investors. We believe that an issuer can be deemed to be a U.S. issuer if such issuer meets any one of the three
                    prongs of the definition. In addition, the definition as
                    disclosed in the prospectus is used by the Morgan Stanley
                    compliance department to monitor the status of such issuers.
                    Moreover, this definition of U.S. issuer has been approved by the Fund's Board of Trustees.

COMMENT 2.        (FORMERLY COMMENT 5.) CLARIFY WHETHER THE ASSETS USED TO COVER
                  THE FUND'S DERIVATIVE INSTRUMENTS ARE CONSIDERED ILLIQUID.

                    Response 2. The assets used to cover the Fund's derivative investments will include cash, Treasury bills or other
                    liquid portfolio securities. A derivative investment is
                    "covered" when the Fund owns the underlying security subject to the option or has an absolute and immediate right to
                    acquire that security without additional cash consideration
                    (or for additional consideration held in a segregated
                    account on the Fund's books) upon conversion or exchange of other securities held in the Fund's portfolio. Because the
                    Fund must own the underlying security or have an absolute
                    and immediate right to acquire such security with
                    consideration maintained in a segregated account, we believe it is clear that such assets are illiquid. Disclosure to
                    this effect is included in the Statement of Additional
                    Information under the caption "Description of the Funds and
                    Their Investments and Risks - Investment Strategies and
                    Risks - Options and Futures Transactions - Covered Call
                    Writing" located on page 4.

COMMENT 3.        (FORMERLY COMMENT 7.) DISCLOSURE CAPTIONED "MORGAN STANLEY
                  INTERNATIONAL QUANTITATIVE FUND - PRINCIPAL INVESTMENT
                  STRATEGIES" INDICATES THAT THE INTERNATIONAL FUND INVESTS
                  PRIMARILY IN EQUITY SECURITIES OF NON-U.S. ISSUERS DOMICILED
                  IN COUNTRIES COMPRISING THE MSCI EUROPE, AUSTRALASIA, FAR EAST
                  INDEX AND THE TERM "DOMICILED" IS DEFINED BY SATISFYING ONE OF
                  FOUR CRITERIA. AMEND THE CRITERIA TO INDICATE THAT THE FIRST
                  CRITERIA (I.E., "ORGANIZED UNDER THE LAWS OF THE COUNTRY")
                  MUST BE SATISFIED ALONG WITH ONE OF THE REMAINING THREE
                  PRONGS.

                    Response 3. The Fund has amended the disclosure as noted to achieve compliance consistency across the Morgan Stanley
                    fund complex. The amended disclosure shall state: "The
                    Investment Adviser may consider an issuer to be from a
                    particular country or geographic region if (i) its principal securities trading market is in that country or geographic region; (ii) alone or on a consolidated basis it derives 50%
                    or more of its annual revenue from goods produced, sales
                    made or services performed in that country or geographic
                    region; or (iii) it is organized under the laws of, or has a principal office in that country or geographic region. By
                    applying these tests, it is possible that a particular
                    issuer could be deemed to be from more than one country or geographic region."

COMMENT 4.        (FORMERLY COMMENT 18.) DISCLOSURE CAPTIONED "LIMITED
                  PORTABILITY" INDICATES THAT SHAREHOLDERS MAY HAVE ONLY LIMITED
                  ABILITY TO TRANSFER THEIR ACCOUNT TO ANOTHER SECURITIES
                  DEALERS AND THAT FUND SHARES MAY ONLY BE TRANSFERRED TO
                  ACCOUNTS HELD AT A LIMITED NUMBER OF SECURITIES DEALERS.
                  CLARIFY WHETHER A TRANSFER WILL TRIGGER THE ORDER PROCESSING
                  FEE DISCLOSED HEREIN.

                    Response 4. The disclosure captioned "Limited Portability"
                    has been removed.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

COMMENT 5.        (FORMERLY COMMENT 22.) ADD THE SUBSTANCE OF THE DISCUSSION
                  SUB-CAPTIONED "REAL ESTATE INVESTMENT TRUSTS ("REITS")" TO THE
                  PROSPECTUS.

                    Response 5. Disclosure has been added to the prospectus to address the Fund's investment in REITs with respect to the
                    Large Cap Fund. Disclosure with respect to the International
                    Fund is included in the prospectus under the caption
                    "Principal Risks - Foreign real estate companies" located on page 8.

COMMENT 6.        (FORMERLY COMMENT 23.) EACH FUND'S OBJECTIVE IS CAPITAL
                  APPRECIATION. HOWEVER, EACH FUND ENGAGES IN REPURCHASE
                  AGREEMENTS, THE LENDING OF SECURITIES, AND CERTAIN DERIVATIVES
                  FOR THE PURPOSE OF GENERATING INCOME. EXPLAIN WHETHER THE
                  FUNDS' HAVE A SECONDARY OBJECTIVE OF INCOME.

                    Response 6. The Funds do not have a secondary objective of income. The Funds' engagement in repurchase agreements and the lending of securities are described only in the Funds'
                    Statement of Additional Information and, accordingly, are
                    not strategies of the Funds used to achieve their investment objectives. Rather, these investments are made to put to use assets that are not otherwise investable within the Funds'
                    principal strategies. With respect to certain derivatives, the disclosure regarding generating income with regard to
                    the International Fund's ability to sell covered call
                    options was removed.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6989 or Brynn D. Peltz of Clifford Chance US LLP at (212) 878-8055. Thank you.

Best regards,

/s/ Sheri Schreck

Sheri Schreck